Exhibit 99.3

Grupo Éxito closed 2024 with consolidated revenues of COP $21.9 billion, registering a growth of 6.0% compared to the previous year (excluding the exchange rate effect).

For the last quarter of the year, operational revenues reached COP $6.3 billion, with a growth of 3.8% excluding the exchange rate effect. The good performance of the retail and real estate business in Colombia, and the growth of operations in Colombia and Uruguay stand out.

Grupo Éxito’s consolidated recurring EBITDA reached COP $1.6 billion, with a margin of 7.4%, growing 2.0% versus the previous year excluding the exchange rate effect, favored by the operations in Colombia and Uruguay, which grew their EBITDA by 4.7% and 13.5% respectively in local currency.

Consolidated net income grew 23% in the fourth quarter, generating a positive result for the year of COP $54,786 million.

Revenues in Colombia were COP $16.3 billion, growing 2.7% in the year mainly because of the last quarter of the year, a period in which they grew 4.7%, thanks to its strategic initiatives.

 Grupo Éxito’s food inflation was 0.9 percentage points below the country’s food inflation, benefiting Colombians’ wallets.

In 2024, Uruguay increased its revenues by 5.9% in local currency above the inflation of this country. Meanwhile, in Argentina, revenues grew by 62.2% in local currency during a challenging macroeconomic context for the country.

Cultivating opportunities means buying local, connecting with the Colombian countryside, and promoting sustainable supply chains. 88.54% of the fruits and vegetables sold at Grupo Éxito come from local suppliers.

Likewise, of the nearly 22 million own-brand garments, 94% were manufactured in Colombia, in 215 small companies that generated around 10,700 direct jobs.

●	Sales through e-commerce and direct channels in Colombia, Uruguay, and Argentina grew 7.8% in 2024, driven by food categories. In Colombia, they accounted for 14.7% of the country’s total sales, and 23.5 million orders were recorded.

●	The real estate business was an important growth driver for Grupo Éxito in the region. In Colombia, it increased its recurring revenues by 10.7% and in Argentina by 90.6%, in local currency.

●	Sales in Uruguay grew by 5.8% in local currency during the year above the country’s inflation and because of commercial dynamics and the contribution of the 33 Fresh Market stores, which represented 60% of total sales in this country.

●	In Argentina, sales grew by 61.2% in local currency, despite a challenging economic context marked by consumption contraction. The company has implemented fiscal and inflation strategies to face this scenario and maintain its competitiveness in the market.

Consolidated results of Grupo Éxito (Colombia, Uruguay, and Argentina)

For 2024, Grupo Éxito recorded operational revenues of COP $21.9 billion, growing 6.0%, excluding the exchange rate effect. During the last quarter, the company had operational revenues of COP $6.3 billion, which grew 3.8%, excluding the exchange rate effect, compared to the same period in 2023. The results of the retail and real estate business in Colombia, and the good performance of operations in Uruguay stand out, compensating for the results in Argentina, an operation that faced significant macroeconomic challenges.

The operation in Colombia represented 74% of the Group’s consolidated operating revenues, growing 4.7% in the last quarter and 2.7% for the year. Likewise, the operations in Uruguay and Argentina obtained revenues of COP $5.6 billion in the year and represented 26% of the company’s consolidated revenues.

The good commercial dynamics throughout the year in Uruguay stand out, and in the midst of the challenging context, Argentina implemented measures in search of macroeconomic stabilization.

Grupo Éxito’s consolidated recurring EBITDA in 2024 was COP $1.6 billion, growing 2.0% compared to 2023, excluding the exchange rate effect, reflecting the advances of the commercial strategy in Colombia, its dynamics in Uruguay, and a more efficient operation with cost and expense action plans throughout the region.

Consequently, Grupo Éxito’s consolidated net income grew 23% in the fourth quarter, generating a positive result for the year of COP $54,786 million.

“Thanks to the commitment and effort of the work teams and our suppliers, we are starting to see improvement in Grupo Éxito’s sales and profit results. We trust that although these are not yet the results we need, we hope that the figures we see today from the last quarter of 2024 and the end of the year, highlighting the good performance of the retail and real estate business in Colombia, and the growth of the operation in Uruguay, will mark the path of gradual and consistent recovery. We believe we are on the right track. At Grupo Éxito we remain committed to an evolution that allows us to ensure the company’s sustainability today, in 50, and in 100 years. This commitment drives us to transform the retail experience, dignify the lives of our communities and adapt resiliently to market challenges. We are clear about the hard work ahead to achieve the goal of improving results, making a positive difference in Colombia, Uruguay and Argentina. The current challenges are an opportunity to be stronger, more innovative, and closer.” said Carlos Calleja, President of Grupo Éxito.

Note: figures expressed in millions Colombian pesos

Colombia strengthened its commercial dynamics and operational efficiency. The EBITDA margin was double digits in the last quarter of the year

In 2024, Grupo Éxito’s operating revenues in Colombia reached COP $16.3 billion, increasing by 2.7% compared to 2023. This result was significantly contributed by the revenues of the fourth quarter, which grew by 4.7% compared to the same period in 2023, in addition to the contribution of complementary businesses throughout the year, among which the real estate business stands out growing its recurring revenues by 10.7%, compared to 2023.

Sales of the operation in Colombia grew by 2.2% in the year, as a result of the company’s commercial strategy, which was reflected in the performance of the food category (+3.6% compared to 2023), the recovery of non-food items in the last quarter of the year (+5.8% compared to 4Q23), and the solid performance of sales through electronic and direct channels, which represented 14.7% of the country’s sales in the year.

Meanwhile, recurring EBITDA grew by 4.7% and reached COP $1.2 billion, with a margin of 7.3% over revenues. This result reflects the contribution of complementary businesses and the capture of efficiencies in expenses, improved by 46 basis points compared to 2023, confirming the strategy towards agile and profitable operation. The recurring EBITDA margin of the last quarter stood out, reaching 11.3% over revenues and growing by 30.5% compared to the same quarter of the previous year. In the operation in Colombia, the following stand out:

●	Gradual unification of brands to consolidate the operation around the Éxito and Carulla brands, incorporating the best of the original brands into their proposal. By the end of the year, 26 stores were intervened, whose sales grew by 12.0%.

●	Increase in assortment in stores in all regions of the country, with an increase of more than 30% in existing products on the shelf, which represents 5.1% of sales in the consumer goods category.

●	Renewal of cross-brand thematic days: “Martes del campo,” with an average sales increase of more than 28% compared to the same day before the strategy; “Miércoles de carnes frescas” (+54%) and “Viernes de celebración” (+45%).

●	Strengthening of products with “Precio Insuperable” (unbeatable price) as a savings alternative and relief for Colombians’ pockets, with a portfolio of more than 1,000 private label and leading national brand products, which had a sales growth of 14.0%, representing a 50% increase in sales for the national brands participating in the strategy.

●	Sales through e-commerce and direct channels reached more than COP $2.3 billion, representing 14.7% of the year’s sales in Colombia, driven by 11% growth in food sales and a recovery in the last quarter of the non-food category, which grew by 12.9%. Orders through various digital channels grew by 21.4% compared to the previous year, reaching 23.5 million orders.

●	The real estate business has contributed solidly to the result. The 33 assets with occupancy levels of 98% allowed recurring revenues to grow by 10.7% compared to the previous year. Similarly, Viva Malls maintained its position as the leading shopping center operator in Colombia. Viva Envigado consolidated as the largest shopping and business center in Colombia.

In an effort to control price increases, the company carried out early purchasing activities, developed different strategies to strengthen its product portfolio, and offered customers various commercial and promotional activities that allowed Grupo Éxito’s food prices to remain 0.9 percentage points below the country’s food inflation (3.3%, according to DANE figures), thus easing the inflationary burden on Colombians’ wallets.

“Operational revenues in Colombia reached COP $16.3 billion for the year, growing 2.7% compared to 2023. Sales through electronic and direct channels continued to strengthen and represented 14.7% of sales in the country. Meanwhile, the process of brand unification around Éxito and Carulla, two aspirational, leading and emblematic brands that are in the hearts, minds, and preferences of Colombians, is progressing, incorporating the best of the original brands into their proposal; the 26 intervened stores grew their sales by 12.0%. We highlight that our food prices increased by almost one percentage point below the increase in food inflation, clearly benefiting Colombians’ wallets. In the real estate business, with the arrival of IKEA and the opening of Jardín Nómada, Viva Envigado was consolidated as the largest commercial and business center in the country with 159,000 square meters of leasable area. We continue to work to maintain our customers’ preference and to fulfill our Higher Purpose of Nurturing Opportunities for Colombia,” said Carlos Mario Giraldo, General Manager of Grupo Éxito.

In terms of sustainability the following stand out in Colombia:

●	In 2024, Fundación Éxito invested more than COP $22,000 million to contribute to the comprehensive nutrition of Colombian children, supporting both their physical nutrition (food) and their soul nutrition (workshops, courses, among others), attending to more than 68,000 children.

●	More than 88% of the fruits and vegetables sold in Colombia are purchased locally and directly. Similarly, 92.7% of meat, 86.2% of seafood and fish and 100% of eggs.

●	94% of private label garments were manufactured in Colombia, in more than 215 workshops located in seven departments of the country. Thanks to this model, more than 10,700 jobs have been created, 75% of which are held by women, many of them heads of households, thus contributing to the improvement of the quality of life of those who participate in the company’s textile business production chain.

The operation in Uruguay consolidates with the highest EBITDA margin of the Group

In Uruguay, sales grew by 5.8% in local currency in 2024, above the country’s inflation (5.5%) and with a growth of 6.1% during the last quarter of the year. The result is due to the commercial dynamism presented throughout the year, the performance of the 33 stores under the Fresh Market model, which reached a 60% share of the country’s sales, and omnichannel sales, which grew by 18.9% compared to 2023 and represented 3.0% of total sales in this country.

The recurring EBITDA margin in Uruguay for the year was 11.4%, growing by 13.5% excluding the exchange rate effect.

In Argentina, annual revenues grew by 62.2% in local currency

The operation in Argentina increased its revenues by 62.2% in local currency during 2024, despite the decline presented in 4Q in local currency, due to the correction and devaluation of its currency.

The performance of the real estate business, which grew by 90.6% in 2024, excluding the exchange rate effect, with occupancy levels of 94.5%, stands out. The recurring EBITDA margin in Argentina during 2024 was -2.1% due to consumption contraction and competition.

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